Contact

www.linkedin.com/in/jim-marsh-169a103 (LinkedIn)
www.swellwatercraft.com (Company)

Top Skills

Social Media
Online Advertising
Advertising

Languages

Spanish

Jim Marsh

KEO(Kayak Enthusiasm Officer) at Swell Watercraft
Ames, Iowa, United States

Summary

Owner and CEO of Swell Watercraft kayaks and Roto Form Molding.

Experience

Swell Watercraft

9 years 6 months

Owner
May 2016 - Present (9 years 6 months)
Bellingham, Washington Area

Associate
October 2016 - Present (9 years 1 month)
Bellingham, Washington Area

Establishing settings through sales, marketing, organizational, management, consulting and initial branding efforts.

Canoe & Kayak and SUP Magazines.

Publisher
August 2005 - December 2015 (10 years 5 months)
Kirkland, WA

Successfully transformed C&K from a print to a digital brand. Expanded C&K's business online as well as great events such as Canoe & Kayak and SUP Awards. I was the founding Publisher @ SUP Magazine.

Mountain Gazette

Advertising Director
2003 - 2005 (2 years)

Paddler magazine

Account Executive
2000 - 2003 (3 years)

Education

Southern Illinois University, Carbondale

History · (1991 - 1993)

Southern Illinois University, Carbondale

Bachelor of History, History